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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X      Form 40-F
               ---               ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No  X
         ---        ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's press release with respect to its interim earnings results for the six months ended June 30th, 2005.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o the Registrant's expectation with respect to its exploration and production capabilities for the full year 2005 and beyond;

     o the anticipated effects of a proposed acquisition of certain overseas assets from one of its affiliates;

     o the Registrant's plan to improve management and operational efficiency;

     o the Registrant's expectation of realizing its full year 2005 operational and financial targets; and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o failure to complete the proposed acquisition of certain overseas assets as planned;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.
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     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

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(PETROCHINA PRESS RELEASE LETTERHEARD)


                PETROCHINA 2005 INTERIM EARNINGS SET A NEW RECORD
                       NET PROFIT REACHES RMB61.6 BILLION
                         AN INCREASE OF 36% YEAR ON YEAR

24 August 2005, Beijing - PetroChina Company Limited ("PetroChina" or the "Company", SEHK: 0857; NYSE: PTR) announced today that it recorded a net profit of RMB61.6 billion for the six months ended 30th June, 2005, representing an increase of 36.1% from the same period of last year. Earnings per share reached RMB0.35, which was approximately RMB0.09 higher than that for the same period of 2004.

By leveraging the continued high crude oil prices and the steadily rapid growth of the domestic economy, the Company achieved improved operational results and a notable increase in earnings during the first half of 2005. During the first six months of 2005, the Company took advantage of its strength in the upstream segment, optimized and adjusted its downstream operational structures, accelerated pipeline constructions and enhanced business management, all of which have contributed to the Company logging a new half year earnings record since its listing.

"We have seen sound performance in our major business segments during the first half of 2005. Our oil and gas exploration achieved significant breakthroughs in both the eastern and western China regions thanks to the great efforts we have made, while oil and gas production also saw increases. Our refinery segment improved key

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technical indicators, the chemical segment increased both the output and sales of major products, and our pipeline construction progressed rapidly. All these achievements have contributed to laying a solid ground for us to reach our full year performance target," said PetroChina President Jiang Jiemin.

For the six months ended 30th June, 2005, the Company's recorded a turnover of RMB252.5 billion, representing an increase of 41.5% from the same period of last year. The half-year operating profits reached RMB85.5 billion, representing a rise of 33.1% from the same period of last year. The Board of Directors of the Company proposed to allocate 45% of the half-year net profits for paying interim dividend for 2005, equivalent to approximately RMB0.157719 per share.


EXPLORATION AND PRODUCTION

Since the beginning of 2005, the Company has achieved a series of milestones in oil and gas exploration. In the Jidong tidal and shallow water areas at the Bohai Bay Basin, the Company discovered high-yield-and-rich oilfields with original oil in place (OOIP) exceeding 100 million tons in shallow layers that are favorable for exploration. The discovery of such large oilfields with high single well yield and good potential for exploration marked the Company's encouraging breakthrough in the eastern China region in the last ten years. The Company also discovered oil-bearing structure with OOIP exceeding 100 million tons in Tazhong of the Tarim Basin, and made further progress in exploring the Erdos Basin which is expected to add OOIP of approximately 200 million tons this year. At the Xujiaweizi area of the Songliao Basin, original gas in place (OGIP) of 100 billion cubic meters has been preliminarily discovered, while large gas fields with potential of about 100 billion cubic meters have also been found in the central part of the Sichuan Basin. These achievements can help the Company to maintain a replacement ratio for crude oil reserves of

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above 100% for this year, sustain a rapid growth in its natural gas reserves, and open up new territories for its exploration operations. The Company believes the above discoveries, which are subject to verification by authoritative organizations, can also help the Company to secure sustainable and steady development with a solid base of resources.

During the first six months of 2005, the Company's oil and gas output amounted to 481 million barrels of oil equivalent, representing an increase of 5.3% from the same period of 2004. It produced 397 million barrels of crude oil, representing an increase of 2.1% from the same period of 2004, and 506.4 billion cubic feet of marketable natural gas, representing an increase of 23.4% from the same period of 2004.

During the first half of 2005, the Company's oil and gas exploration and production segment recorded an operating profit of RMB84.7 billion, representing a 60.7% increase from the same period of 2004. The Company's average realized price for crude oil rose to US$43.42 per barrel in the first half of 2005 from US$29.76 per barrel in the first half of 2004.


REFINING AND MARKETING

In the first half of 2005, the Company's refining business maintained steady growth through optimizing its resources allocations and business operations. The Company processed 379 million barrels of crude oil, representing an increase of 7.4% from the same period of 2004. The total output of gasoline, diesel and kerosene was approximately 33.33 million tons, while the sale volume of refined products reached 38.38 million tons which represented a 15.7% increase from the same period of 2004. The retail volume was 18.29 million tons, representing a rise of 28.9% from the same period of 2004.

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During this period, the Company continued to expand its sales and marketing network, especially the retail network, and to leverage the synergy of its integrated refinery and marketing segments. The number of service stations totaled 17,215, representing an increase of 3.2% from the same period of 2004. The number of service stations that are owned by the Company increased 2,070, compared to that of the first half of last year.

During the first half of 2005, the Company's refining and marketing segment recorded an operating loss of RMB5.95 billion as the increase in ex-refinery price for its refined products was far less than that of the crude oil price. However, through strengthening its business management the Company improved the segment's key technical and cost indicators, compared to the same period of 2004.


CHEMICALS AND MARKETING

In the first half of 2005, the Company's chemicals and marketing business achieved earnings growth as it responded to market changes by increasing the output of high-value-added products. The segment recorded an operating profit of RMB5.756 billion, which was RMB3.803 billion higher than that of a year ago. The output and the profitability of its major chemicals, such as ethylene, both reached their half year record level.

During the first six months of 2005, the Company produced 941 thousand tons of ethylene, 142 thousand tons of synthetic rubber, 1.311 million tons of synthetic resin and 1.957 million tons of urea, representing an increase of 2.0%, 6.8%, 1.0% and 3.0%, respectively, from the same period of 2004.

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NATURAL GAS AND PIPELINE

During the first half of 2005, the construction of major oil and gas pipelines proceeded rapidly and smoothly. The Second Shaanxi-Beijing Pipeline was put into operation on 1st July. This gas pipeline with a trunk length of 935 kilometers and a designed annual capacity of 12 billion cubic meters will lift effectively the Company's capacity of supplying natural gas to Beijing and the northern China region. By the end of May 2005, the Company completed the construction of the Hunan Xiangtan branch of the Zhongxian-Wuhan Pipeline, marking the full operation of the Zhongxian-Wuhan Pipeline, which comprises one trunk and three branches. In addition, the Company made smooth progress in building auxiliary facilities for the West-East Pipeline, aiming to boost its natural gas transmission volume. The construction of gas compressor stations and gas storages proceeded on track as scheduled.

During the first half of 2005, the natural gas and pipeline business recorded an operating profit of RMB1.478 billion, representing an increase of 19.9% from the same period of 2004.


OVERSEAS BUSINESS

In a bid to provide a new platform for the growth of its overseas business, the Company announced on 10th June, 2005 that it would acquire certain overseas assets from its parent China National Petroleum Corporation (CNPC). The acquisition agreement and transfer agreement were duly passed by the independent shareholders at the Extraordinary General Meeting of the Company held on 16th August, 2005. The transactions will boost rapidly the size of the Company's overseas business, increase the scope and potential of its overseas oil and natural

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gas resources and further enhance corporate value. Following the above overseas business integration, according to the basis of 2004, the Company's total oil and gas reserves will increase by 4.31% and total oil and gas output will rise by 5.41%.


PROSPECTS FOR THE SECOND HALF OF 2005

Looking forward into the second half of 2005, the Company will closely monitor market changes and the economic environment. It will continue to accelerate building oil and gas reserves and increasing production capacity to further improve its ability of securing resources. The Company will also continue to streamline refinery and chemical productions to improve efficiency; undertake international projects to further explore new business territories; encourage technology innovation to enhance efficiency and profitability; and develop its internal control and HSE systems. The Company is confident in realizing its full-year operational and financial targets in a bid to achieve sustainable, effective and rapid growth in the long run.


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Issued by PetroChina Company Limited.

For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010            Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam                   Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 92767 7672    Email: helen.lam@hillandknowlton.com.hk

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: August 25, 2005                               By:    /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary